Exhibit 3(ii)

   The following two amendments to the Amended and Restated Articles of Association of Community Bancorp. were adopted by the requisite vote of the shareholders at the Annual Meeting of Shareholders held on May 2, 2000 and became effective on May 12, 2000, upon filing in the Office of the Vermont Secretary of State:

Article Eleven is amended to read in its entirety as follows:

ARTICLE ELEVEN

INDEMNIFICATION

   The Board of Directors is authorized to adopt such By-laws and other regulations or arrangements (including contracts) providing for indemnification of, and advancement of expenses to, any person who is or was a director, officer, employee or agent of the Corporation, as the Directors may deem advisable, to the extent not inconsistent with applicable law.

Article Sixteen is added, reading in its entirety as follows:

ARTICLE SIXTEEN

LIMITATION OF DIRECTOR LIABILITY

   A Director of the Corporation shall have no personal liability to the Corporation or to its shareholders for money damages for any action taken, or any failure to take any action, solely as a director, based on a failure to discharge his or her own duties in accordance with Section 8.30 of Title 11A of the Vermont Statutes Annotated, except for (a) the amount of a financial benefit received by the Director to which the Director is not entitled; (b) an intentional reckless infliction of harm on the Corporation or its shareholders; (c) a violation of Section 8.33 of Title 11A of the Vermont Statutes Annotated; or (d) an intentional or reckless criminal act. This Article Sixteen shall not be deemed to eliminate or limit the liability of a Director for any act or omission occurring prior to the date this Article becomes effective. No amendment or repeal of this Article Sixteen shall apply to or have any effect on the liability or alleged liability of any Director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.